Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

November 20, 2013

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (“MPS”)
File No.:  333-191479 (N-14) and 333-177508 (N-1A)

Dear Ms. Rossotto:

The purpose of this letter is to respond to your comments provided on November 5, 2013 regarding MPS’ Registration Statement on Form N-14 (the “Registration Statement”).  The Registration Statement contains a Prospectus/Proxy Statement (the “Prospectus/Proxy Statement”) that reflects a proposal to shareholders of the Smith Group Large Cap Core Growth Fund, a series of Scotia Institutional Funds Trust (the “Fund”), to reorganize the Fund into the Smith Group Large Cap Core Growth Fund, a series of MPS (the “Acquiring Fund”).  (Scotia Institutional Funds Trust was formerly referred to as DundeeWealth Funds.)

For your convenience in reviewing the responses, the comments and suggestions received are included in bold typeface immediately followed by the response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, MPS hereby states the following:

1.
MPS acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and MPS and its management are solely responsible for the content of such disclosure;

2.
MPS acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
MPS represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

MPS responds to the comments as follows:

Cover Letter to Shareholders

1.	In the first paragraph, please explain what “substantially identical to the Fund from an investment perspective” means.

MPS responds that “substantially identical to the Fund from an investment perspective” means that the Acquiring Fund has substantially identical investment objectives, strategies and policies as those of the Fund.

2.
In the second paragraph, please consider stating whether the Board unanimously determined that it is in the best interests of the Fund and its shareholders that the Fund reorganize into the Acquiring Fund.

MPS responds by revising the referenced disclosure as requested.

Questions and Answers

3.
In the answer to the question, “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Fund?” please explain supplementally why the Trust is not using a standard fee table format (see Item 3 of Form N-1A) and consider whether this alternative presentation may be misleading to shareholders.

MPS responds that the intent of the Questions and Answers section is to provide shareholders with short and concise information related to the Reorganization and that the standard fee table format provides additional information that may not be consistent with that intent.  MPS provides a reference to the Comparison Fee Table on page 12 of the Proxy Statement/Prospectus for additional information, including the standard fee table format.  MPS believes that its presentation is clear and not misleading to shareholders.

4.	Also in that same section, please consider including the amount waived as a percentage of each of the Fund’s and Acquiring Fund’s average daily net assets as a line item in the table.

MPS respectfully declines to make the requested revision.  The purpose of that table is to quickly explain to shareholders that the total fees and expenses of the Fund and Acquiring Fund differ, but that after contractual waivers, shareholders will not pay more if the Fund is a part of MPS.  The additional disclosure does not make that fact any clearer.  In addition, MPS provides a reference to the Comparison Fee Table on page 12 of the Proxy Statement/Prospectus for additional information, including the standard fee table format, which includes the amount waived as a percentage of average daily net assets.

Proxy Statement/Prospectus

I.  Proposal – To Approve the Agreement and Plan of Reorganization

A.  Overview

5.	In the second paragraph, please consider whether there is a way to state briefly how the Fund is expected to benefit from being a part of MPS.

MPS responds by revising the second paragraph to include the following language:

Because Scotia has decided to exit the sponsored mutual fund business, Smith Group sought an alternative platform to continue to manage the assets of the Fund in substantially the same investment style for shareholders.  Reorganizing the Fund into MPS with Smith Group serving as adviser rather than sub-adviser to the Fund, offers shareholders continuity of management with an uninterrupted performance record.  Joining MPS will also benefit the Fund and its shareholders because (1) MPS, a multiple series trust, is overseen by trustees with diverse skills sets and interests, including successful careers in portfolio management, fund distribution and marketing, fund financial reporting and auditing, and fund/adviser regulatory oversight that have benefited funds in MPS and their shareholders; (2) MPS, although a relatively new fund family, has already achieved significant growth in both the number of funds and assets under management, thus affording the Fund significant economies, both current and prospectively; (3) the Fund will be aligning itself with U.S. Bancorp Fund Services, LLC, an organization that, along with its affiliated principal underwriter, Quasar Distributors, LLC, has a demonstrably strong track record in both assisting fund advisers in growing assets and effectively managing multiple series trust structures; and (4) Smith Group will immediately be able to offer shareholders an additional mutual fund product, which it may have not been able to do within the Trust.

B.  Comparison Fee Table and Examples

6.	Please explain why the information presented for the Fund is based on its fiscal year ended September 30, 2012.

Although the Fund has completed its next fiscal year, it has not yet completed its annual audit of its operating results.  As a result, more up-to-date information is not available at this time.  MPS undertakes to update this information should it become available prior to the filing of its final Proxy Statement/Prospectus.

7.	Please confirm whether the other expenses of the Acquiring Fund are based on estimates for the Acquiring Fund’s fiscal year ending September 30, 2013 or September 30, 2014.

MPS responds that the Acquiring Fund’s other expenses are based on estimated for the Acquiring Fund’s fiscal year ending September 30, 2014 and has revised its disclosure accordingly.

8.	Please explain what constitutes the difference between the Other Expenses of the Fund and the Acquiring Fund.

MPS responds that Other Expenses of the Fund are based on the fees incurred by the Fund during the fiscal year ended September 30, 2012 for items such as audit, outside legal, custody, fund accounting, fund administration, and transfer agency.  The Acquiring Fund has different providers for those services and has based its Other Expenses on estimates of those fees for the Acquiring Fund’s current fiscal year ended September 30, 2014.

9.	Please consider revising the introductory paragraph to the expense example to more closely track Item 3 of Form N-1A.

MPS responds by making the requested revision.

D. Summary of Fund Investment Objectives, Strategies, and Risks

10.	Please confirm that the funds’ 80% test applies at the time of purchase.

MPS confirms that the 80% test applies at the time of purchase for both the Fund and the Acquiring Fund.

11.	Please confirm whether the Acquiring Fund’s ability to invest in foreign securities represents a change from the investment strategy of the Fund.

MPS confirms that it does not view the Acquiring Fund’s ability to invest in foreign securities as a change from the investment strategy of the Fund.  The Fund’s principal investment strategy is to invest at least 80% in U.S. large cap companies.  The Fund allows investments in foreign securities and currencies in its statement of additional information.  Based on information provided by the Smith Group, the Acquiring Fund believes it is appropriate to include disclosure relating to foreign securities as a principal strategy rather than a non-principal strategy.

12.	Please confirm whether there are any differences between the Fund’s and the Acquiring Fund’s ability to use cash positions for temporary defensive purposes.

MPS responds by confirming that both the Fund and the Acquiring Fund may invest up to 100% of its assets in cash instruments during unusual economic or market conditions although management of Acquiring Fund has described this ability differently than management of the Fund.

13.
The discussion regarding the principal risks of the Fund and Acquiring Fund states that the principal risks are substantially identical but described differently.  Please consider describing the principal risks using consistent disclosure to clarify that the principal risks are identical or highlight any differences.

MPS respectfully declines to revise the discussion regarding the principal risks of the Fund and the Acquiring Fund.  The investment objectives and investment strategies of the Fund and the Acquiring Fund are substantially identical.  The substantive differences in the principal risks have been disclosed in the paragraph above the risk table.

14.	Please confirm whether the Acquiring Fund will invest in the securities of companies located in emerging markets and, if so, consider whether additional disclosure is appropriate.

MPS confirms supplementally that emerging market companies are not a principal investment strategy of the Acquiring Fund.

E. Material Information about the Proposal

3.  Reasons for the Reorganization

15.	In the second paragraph, it states that “Some of the more prominent considerations are discussed further below.” Please confirm that all material considerations of the Trust’s Board were disclosed.

MPS responds that to the best of its knowledge, all material considerations of the Trust’s Board were disclosed as that section of the Proxy Statement/Prospectus was provided to MPS by the Trust and prepared with the assistance of the Trust’s outside counsel.

16.	Please confirm that the Board of Trustees of MPS has approved the advisory agreement between MPS and Smith Group.

MPS confirms that its Board of Trustees considered and approved the advisory agreement between MPS, on behalf of the Acquiring Fund, and Smith Group at its August 20-21, 2013 in person meeting.

4.  Federal Income Tax Consequences

17.
Please confirm supplementally whether any portfolio repositioning is anticipated as a result of the reorganization.  If yes, please describe the tax consequences to shareholders that may result from such repositioning.

MPS confirms supplementally that no portfolio repositioning is anticipated as a result of the Reorganization.

18.	Please describe any limitations on the use of capital loss carryforwards after the completion of the Reorganization.

MPS anticipates that after the completion of the Reorganization, the Acquiring Fund will be able to utilize any remaining capital loss carryforwards of the Fund to reduce future required distributions of net capital gains to shareholders of the Acquiring Fund.

7.  Capitalization

19.
The Form Cover includes a proposal that the filing become effective on November 19, 2013 pursuant to Rule 488 under the Securities Act of 1933, as amended.  However, Rule 488 requires that the registration statement be materially complete and accurate in order for it to become effective under Rule 488.  Please explain how this registration statement meets that requirement given that the capitalization table was not complete at the time of filing.

MPS believes that the filing meets the requirements for effectiveness under Rule 488 despite the capitalization table not being complete at the time it was filed.  Form N-14 requires that such table be completed with data as of a date no more than 30 days prior to the date it becomes effective.  This would essentially render Rule 488 inapplicable to any such filing on Form N-14, which is clearly not the intent of the Rule.  In addition, because this is a simple one share for one share shell fund reorganization, the completion of the capitalization table would not be material to any shareholder’s voting decision.

F. Additional Comparisons of the Fund and Acquiring Fund

1.  Investment Objectives, Strategies and Restrictions

20.	Please confirm whether there are any differences between the Fund’s and the Acquiring Fund’s criteria for determining when to sell a security.

MPS responds by confirming that both the Fund and the Acquiring Fund utilize the same criteria for determining when to sell a security.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.